February 24, 2010

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, DC 20549-4631

Re:  Europa Acquisition VI, Inc. File No. 000-54215
 Europa Acquisition VII, Inc. File No. 000-54216
 Europa Acquisition VIII, Inc. File No. 000-54217

Dear Ms. Long:

We represent Europa Acquisition VI-VIII, Inc. (“Europa” or, the “Company,” “we,” “us,” or “our”).  By letter dated February 18, 2011 the staff (the “Staff,” “you,” or “your”) of the United States Securities & Exchange Commission (the “Commission”) provided the Company with its comments on the Company’s Registration Statements (the “Registration Statements”) on Form 10 filed on December 10, 2010. We are in receipt of your letter and set forth below are the Company’s responses to the Staff’s comments.  For your convenience, the questions are listed below, followed by the Company’s response.

General

1.        We reissue comment one from our letter dated February 4, 2011. Please file the response letters dated January 21, 2011, February 10, 2010, and all future response letters relating to Europa Acquisition VI, Europa Acquisition VII, and Europa Acquisition VIII, as correspondence on EDGAR for each registrant.  Additionally, when filing response letters, please ensure the opening paragraph references the correct companies. In this regard, we note you continue to reference Europa Acquisition I-V, Inc. instead of Europa Acquisition VI-VIII, Inc.  Finally, please provide us with a written statement from the company acknowledging that:

·        the company is responsible for the adequacy and accuracy of the disclosure in the filing;
·        staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
·        the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please note that this statement must be signed by the company.  It is not acceptable for counsel to provide this statement on the company’s behalf.

Response:
The Company will file the response letter relating to Europa Acquisition VI, Europa Acquisition VII, and Europa Acquisition VIII, as correspondence under each registrant and will ensure that the opening paragraph references the correct companies.  This statement is signed by the Company and their acknowledgment is below.

Item 2. Management's Discussion and Analysis or Plan of Operation, page 4

2.     We note your response to comment three of our letter dated February 4, 2011. We further note that you have included disclosure on page 4 regarding repayment to Mr. Reichard.  Please discuss the material terms of your verbal agreement with Mr. Reichard pursuant to which he has agreed to provide funding to the company to cover the costs of investigating and analyzing business combinations for the next 12 months and beyond. Additionally, please disclose whether you are obligated to repay Mr. Reichard.  Please also distinguish these loans from the statement that you will meet costs from funds to be invested from Peter Reichard.

Response:
The Company has revised the disclosure to discuss the material terms of our verbal agreement with Mr. Reichard pursuant to which he has agreed to the provide funding to the company to cover the costs of investigating and analyzing business combinations for the next 12 months and beyond and whether the Company is obligated to repay Mr. Reichard.

Current Blank Check Company Experience, page 12

3. We are unable to locate any revision in this section of your registration statement in response to comment seven of our letter dated February 4, 2011.  Please advise.

Response:	The Company has revised the disclosure to include a revision in this section of its registration statement in response to comment seven of the letter dated February 4, 2011.

Notes to Financial Statements as of October 31, 2010

Note 4. Going Concern, page F-7

4. Please remove reference to raising additional capital through stockholder loans as you have stated you do not intend to raise additional capital in this way.

Response:	The Company has revised the disclosure to remove the reference to raising additional capital through stockholder loans.

The Company acknowledges that:

·             the company is responsible for the adequacy and accuracy of the disclosure in the filing;
·             staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
·             the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Peter Reichard
Peter Reichard
President